RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                                    January 28, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 05-11
450 Fifth Street, NW
Washington DC, 20549

Attn.:     William A. Bennett, Esq.
           John Reynolds, Esq.

           RE:       INNOVATIVE CARD TECHNOLOGIES, INC.
                     REGISTRATION STATEMENT ON FORM SB-2/A
                     FILE NO. 333-119814

Messrs. Bennett and Reynolds:

      On behalf of Innovative Card Technologies, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"), together with exhibits thereto. Amendment No. 2 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated December 30, 2004. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

GENERAL

1. WE NOTE THAT THE REGISTRATION STATEMENT CONTINUES TO COVER THE RESALE OF OVER 75% OF SHARES TO BE OUTSTANDING AND APPROXIMATELY 60% BY OFFICERS, DIRECTORS, MAJOR SHAREHOLDERS, PROMOTERS AND AFFILIATES OF THE COMPANY. WE VIEW RESALE TRANSACTIONS OF THIS MAGNITUDE AS AN OFFERING "BY OR ON BEHALF OF THE ISSUER" FOR PURPOSES OF RULE 415(A)(4) OF REGULATION C. UNDER THE RULE, EQUITY SECURITIES OFFERED BY OR ON BEHALF OF THE REGISTRANT CANNOT BE SOLD "AT THE MARKET" PRICE UNLESS THE OFFERING SATISFIES THE REQUIREMENTS SET FORTH IN THE RULE. YOUR OFFERING DOES NOT APPEAR TO MEET THE REQUIREMENTS. PLEASE REVISE YOUR REGISTRATION STATEMENT TO PRICE THE SHARES AT THE FIXED PRICE FOR THE DURATION OF THE OFFERING. THE PROSPECTUS SHOULD ALSO MAKE CLEAR THE FACT THAT CERTAIN PERSONS ARE DEEMED UNDERWRITERS IN THIS OFFERING. REVISE YOUR PROSPECTUS ACCORDINGLY, INCLUDING YOUR COVER PAGE, SUMMARY AND PLAN OF DISTRIBUTION SECTION.

Securities and Exchange Commission
January 28, 2005
2

      The Staff's comment is noted with respect to Rule 415(a)(4) of Regulation C, which permits an offering on a continuous or delayed basis for an at the market offering of securities "by or on behalf of the issuer" only on Form S-3, and subject to further conditions stated therein. We spoke by telephone with Mr. Bennett on January 7, 2005, and we understand from that telephone conversation the Staff's concern over the applicability of Rule 415(a)(4) to officers, directors, major shareholders, promoters or founders and affiliates of the Company, which were selling stockholders for up to 7,870,377 shares of common stock or approximately 60% of shares to be outstanding.

      We have revised the shares being registered in the Registration Statement to cover the resale of up to 3,178,331 shares of common stock, or approximately 29.18% of the Company's total issued and outstanding shares. The 3,178,331 shares being registered include:

      o     1,083,831 shares of common stock;

      o 250,000 shares of common stock underlying warrants issued in connection with the Securities Purchase Agreement dated as of December 23, 2003 ("Securities Purchase Agreement") (including 200,000 shares for Steve Emerson and 50,000 for Tyler Runnels); and

      o 1,844,500 shares of common stock underlying series A preferred stock issued to a number of investors pursuant to a private placement from April 7, 2004 to October 18, 2004

      The shares being registered that are beneficially owned by Paul Kessler and Diana Derycz-Kessler represent 360,000 shares of common stock underlying series A preferred stock in the name of Bristol Investment Fund, Ltd., or approximately 3.3% of the Company's total issued and outstanding shares. With respect to shares beneficially owned by Karim Souki, 360,000 shares of common stock in the name of Lanver Properties and 360,000 shares in the name of Union Finance International are being registered, or approximately 6.6% of the Company's outstanding shares. The shares being registered that are beneficially owned by David Mun-Gavin represent 25,000 shares of common stock underlying series A preferred stock, or less than one percent of the Company's outstanding shares. Upon effectiveness of the Registration Statement, the shares being registered and beneficially held by Mr. Kessler, Ms. Derycz-Kessler, Mr. Souki and Mr. Mun-Gavin will represent approximately 34.8% of the 3,178,331 shares of tradable securities without restriction. At April 6, 2005 and May 5, 2005, we expect the number of tradable shares to increase as approximately
      6.8 million shares of common stock, and the 500,000 shares of common stock and warrants to purchase 2,150,000 shares of common stock issued pursuant to the Securities Purchase Agreement, respectively, and not included in the Registration Statement, will then be saleable, subject to restrictions under Rule 144.

Securities and Exchange Commission
January 28, 2005
3

      We do not believe that the offering of up to 360,000 shares beneficially held by Mr. Kessler and Diana Derycz-Kessler, 720,000 shares beneficially held by Karim Souki and 25,000 shares beneficially held by Mr. Mun-Gavin is an offering by or on behalf of the Company. The shares being registered on behalf of Bristol Investment Fund and Mr. Mun-Gavin were purchased from the Company pursuant to the Company's series A preferred stock financing for gross cash consideration of $385,000. The terms were identical to the terms for the shares purchased by other investors in the series A preferred stock financing. The shares being registered on behalf of Lanver Properties and Union Finance International were acquired through transfers of common stock from Alan Finkelstein and Bradley Ross. The terms of each offering were based on arms' length negotiations. Given that the capital beneficially owned by these individuals and entities remains at risk to the same extent as all other investors, it would not in our view be accurate or appropriate to describe the offering of these shares as an offering by or on behalf of the Company.

SELLING STOCKHOLDERS, PAGE 11

2. PLEASE CLARIFY THE NATURAL PERSON WHO HAS VOTING AND INVESTMENT CONTROL OVER THE SHARES BEING OFFERED BY BRISTOL CAPITAL ADVISORS. IN THIS REGARD, WE DO NOT UNDERSTAND REFERENCE TO THE KESSLER REVOCABLE TRUST IN FOOTNOTE 7 OR TO MR. KESSLER'S DISCLAIMER OF BENEFICIAL OWNERSHIP, ESPECIALLY GIVEN THE REVOCABLE NATURE OF THE TRUST. PLEASE ADVISE. SEE ALSO FOOTNOTE 4 ON PAGE 22.

      In response to the Staff's comment, we have revised footnote 4 on page 13 and footnote 6 on page 21 to identify the natural person who has voting and investment control over shares being offered by Bristol Investment Fund Ltd., of which Bristol Capital Advisors, LLC is the investment manager, and we have deleted Mr. Kessler's disclaimer of beneficial ownership.

3. WE DO NOT UNDERSTAND THE REPEATED USE OF FOOTNOTES 6 AND 12 FOR SEVERAL OF THE SELLING SHAREHOLDERS.

      We have revised the footnotes to the selling stockholder table to reduce the number of footnotes and eliminate repeated use of footnotes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 20

4. PLEASE BE ADVISED THAT EACH SPOUSE IS DEEMED THE BENEFICIAL OWNER OF THE SHARES HELD BY THE OTHER SPOUSE. REFER TO SECURITIES ACT RELEASE NO. 33-4819 ("A PERSON IS REGARDED AS THE BENEFICIAL OWNER OF SECURITIES HELD IN THE NAME OF HIS OR HER SPOUSE AND THEIR MINOR CHILDREN"). IN THIS REGARD, PLEASE GROUP TOGETHER THE SHARES OWNED BY DIANA DERYCZ-KESSLER AND PAUL KESSLER FOR PURPOSES OF CALCULATING BENEFICIAL OWNERSHIP.

Securities and Exchange Commission
January 28, 2005
4

      We have revised the disclosure to group together the shares owned by Diana Derycz-Kessler and Paul Kessler for purposes of calculating beneficial ownership.

5. BASED ON THE SELLING STOCKHOLDER TABLE, WE NOTE THE FOLLOWING: KARIM SOUKI HAS BENEFICIAL OWNERSHIP OVER THE SHARES BEING OFFERED BY BSR INVESTMENT, LTD, LANVER PROPERTIES AND UNION FINANCE INT., WHICH REPRESENTS TOTAL BENEFICIAL OWNERSHIP OF 12.9%; AND DAVID MUN-GAVIN HAS BENEFICIAL OWNERSHIP OVER THE SHARES BEING OFFERED BY THE ELSMERE GROUP LTD. AND FREEMONT TRADING LTD., WHICH REPRESENTS TOTAL BENEFICIAL OWNERSHIP OF 12% OF THE SHARES OUTSTANDING. PLEASE INCLUDE MESSRS. SOUKI AND MUN-GAVIN IN THE TABLE OF BENEFICIAL OWNERSHIP AND INDICATE BY FOOTNOTE THE VARIOUS SOURCES AND AMOUNTS OF THEIR SHARE OWNERSHIP.

      The requested disclosure has been added to the beneficial ownership table.

DESCRIPTION OF BUSINESS, PAGE 24

6. WE NOTE THAT THE POWER INLAY TECHNOLOGY WILL BE BUILT BY A DOMESTIC MANUFACTURER. PLEASE INDICATE WHETHER YOU HAVE IDENTIFIED SUCH A MANUFACTURER AND IF SO THE NAME IS REQUIRED IN ACCORDANCE WITH ITEM 101(B)(5) OF REGULATION S-B.

      In response to the Staff's comment, the identity of the manufacturer, HEI, Inc., of our power inlay technology has been added on page 27.

7. PLEASE IDENTIFY THE SUPPLIER OF THE BATTERY. WE NOTE YOU ARE WORKING WITH OTHER BATTERY MANUFACTURERS. PLEASE ELABORATE.

      In response to the Staff's comment, disclosure regarding the identity of the supplier of the battery, Solicore, has been added on page 27. Additional disclosure has been added to explain more clearly why we are working with other battery manufacturers.

      Although our intention is to purchase the majority of our batteries from our current supplier, we are working with other battery manufacturers to find batteries suitable to our cards so that we are not dependent upon a sole source of batteries for the manufacturing of our power inlay technology and future products.

8. PLEASE ELABORATE ON THE STATEMENT ON PAGE 27 THAT YOU HAVE "PROVEN THE PROCESS OF MAKING POWER INLAYS AND INCORPORATING THEM INTO AN ISO COMPLIANT PAYMENT CARD."

      In response to the Staff's comment, this statement has been revised to explain more clearly that we have successfully assembled power core sheets, 24 cards per sheet, of the LightCard, which have been finished by an approved manufacturer of financial credit cards.

Securities and Exchange Commission
January 28, 2005
5

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 28

Liquidity and Capital Resources

9. REFERENCE IS MADE TO YOUR VARIOUS "LINES OF CREDIT". FOR EACH LINE, DISCLOSE THE AMOUNT AVAILABLE AS OF THE MOST RECENT PRACTICABLE DATE.

      The requested disclosure regarding each "line of credit" has been revised to clarify that there are no amounts available for borrowing as of the most recent practicable date. The disclosure has further been revised to replace the term "line of credit" with "note payable."

10. WITH RESPECT TO OUR PREVIOUS COMMENT 63, WE NOTE YOUR REVISION TO THE STATEMENT OF CASH FLOWS. ALSO, IN YOUR SUPPLEMENTARY RESPONSE TO PRIOR COMMENT 63, YOU STATE "THE THREE $150,000 NOTES ARE NOT A "LINE OF CREDIT", RATHER THEY ARE NOTES PAYABLE." HOWEVER, IN MD&A YOU DISCUSS THREE $150,000 LINES OF CREDIT. PLEASE REVISE TO CONSISTENTLY REFER TO EACH AGREEMENT AS A NOTE PAYABLE OR LINE OF CREDIT, AS APPROPRIATE. WE ALSO NOTE YOUR SUPPLEMENTAL RESPONSE TO COMMENT 57, DISCUSSING A "MAXIMUM BORROWING LIMIT." REVISE THE DISCUSSION OF THE NOTES IN MD&A AND THE FOOTNOTES AS NECESSARY TO FULLY DESCRIBE THE TERMS AND CONDITIONS OF THE NOTES.

      In response to the Staff's comment, the disclosure has been revised to consistently refer to each of the three $150,000 agreements as a note payable. The disclosure also has been revised to fully describe the terms and conditions of these notes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 32

11. IN PRIOR COMMENT 50 WE ASKED THAT YOU IDENTIFY YOUR PROMOTERS AND PROVIDE THE INFORMATION REQUIRED UNDER ITEM 404(D) OF REGULATION S-B. WE NOTE YOUR RESPONSE AND DIRECT YOUR ATTENTION TO THE DEFINITION OF "PROMOTER" IN RULE 405 OF REGULATION C.

      The requested disclosure regarding Alan Finkelstein, Forest Finkelstein, Bradley Ross and Luc Berthoud as promoters of the Company has been added.

12. THE ADVANCES AND ACCOUNTS PAYABLE TO RELATED PARTIES INDICATED ON THE BALANCE SHEETS AND IN NOTE 8 TO THE FINANCIAL STATEMENTS SHOULD BE FULLY DESCRIBED HEREUNDER, INCLUDING NAMES OF THE PARTIES, HIGH AMOUNTS DURING EACH OF THE TWO YEARS, AMOUNTS OUTSTANDING AT THE LATEST PRACTICABLE DATE, MATURITY DATES AND INTEREST RATES.

      In response to the Staff's comment, the requested disclosure has been added.

13. TERMS OF THE $130,833 OBLIGATION TO FOREST FINKELSTEIN SHOULD BE SIMILARLY DISCLOSED.

      The requested disclosure regarding the terms of the $130,000 obligation to Forest Finkelstein has similarly been added.

Securities and Exchange Commission
January 28, 2005
6

EXECUTIVE COMPENSATION, PAGE 36

14. PLEASE BE AWARE THAT COMPENSATION PAID FOR THE CURRENT FISCAL YEAR ENDING DECEMBER 31ST SHOULD BE INDICATED, IF KNOWN, AND, IN ANY CASE, MUST BE DISCLOSED IN ANY PROSPECTUS AFTER THAT DATE.

      Disclosure regarding compensation paid for the year ended December 31, 2004 has been added. The Staff's comment is noted with respect to disclosure of such compensation in the prospectus after that date.

FINANCIAL STATEMENTS, PART II
NOTE 5-NOTES PAYABLE

15. WITH RESPECT TO OUR PREVIOUS COMMENT 57, WE NOTE YOUR REVISION AND SUPPLEMENTAL RESPONSE. PLEASE CONTINUE YOUR REVISIONS BY CLARIFYING THAT $350,000 AND $100,000 WAS RECEIVED IN GROSS PROCEEDS FOR THE YEARS ENDED 2002 AND 2003, RESPECTIVELY.

      Disclosure has been added to clarify that $350,000 and $100,000 was received in gross proceeds for the years ended 2002 and 2003, respectively.

16. WITH RESPECT TO OUR PREVIOUS COMMENT 58, WE NOTE YOUR REVISIONS. WE REISSUE THE PART OF OUR PREVIOUS COMMENT WHERE WE ASKED WHETHER THE COMPANY HAS ANY ADDITIONAL BORROWING CAPACITY UNDER THE AGREEMENT THROUGH APRIL 30, 2005. IF NOT, PLEASE REVISE THE DISCLOSURE TO CLARIFY THIS, AS THE DISCLOSURE CURRENTLY STATES, "THE BALANCE OF THE NOTE PAYABLE BEARS INTEREST AT 4%..." THE PRESENT TENSE LANGUAGE MAY BE CONFUSING TO A READER.

      The disclosure has been revised to explain that the Company has no additional borrowing capacity under the agreement through April 30, 2005. The present tense language regarding the interest rate at 4% has been changed to the past tense.

NOTE 6-PATENT AND TRADEMARK LICENSE AGREEMENTS

17. WITH RESPECT TO OUR PREVIOUS COMMENT 62, WE NOTE YOUR REVISIONS. YOU STATE THAT THE "COMPANY RECEIVES SALES REPORTS WITHIN THIRTY DAYS FOLLOWING THE END OF A CALENDAR QUARTER FROM THE CUSTOMER". DUE TO THE POTENTIAL DELAY IN RECEIVING THE REPORT, PLEASE SUPPLEMENTALLY TELL US IF THE REVENUE REPORTED IN THE REPORT IS RECORDED IN THE QUARTER IN WHICH IT WAS EARNED OR IN THE QUARTER IN WHICH THE REVENUE IS REPORTED TO THE COMPANY.

      In response to the Staff's comment, the Company respectfully advises the Staff that the revenue stated in the sales reports received from our customers is recorded in the period in which the funds are earned.

NOTE 7-PREFERRED STOCK

18. WITH RESPECT TO OUR PREVIOUS COMMENT 63, WE NOTE YOUR REVISION TO NOTE 7 HOWEVER WE DID NOT SEE A REVISION TO THE SAME DISCLOSURE INCLUDED IN NOTE
      1. WE REITERATE OUR REQUEST FOR YOU TO REVISE NOTE 1 IN ACCORDANCE WITH OUR PREVIOUS COMMENT 63.

Securities and Exchange Commission
January 28, 2005
7

      In response to the Staff's comment, the disclosure in note 1 has been revised to make it consistent with similar disclosure in note 7.

NOTE 8-RELATED PARTY TRANSACTION

ADVANCES PAYABLE-RELATED PARTIES

19. WHILE WE NOTE YOUR CHANGES THROUGHOUT THE DOCUMENT WITH RESPECT TO OUR PREVIOUS COMMENT 67, WE REQUEST THAT YOU CONTINUE YOUR REVISIONS IN THE FINANCIAL STATEMENTS. SINCE THE ADVANCES PAYABLE DO NOT APPEAR TO BE SECURED BY A NOTE, PLEASE AMEND THE STATEMENT OF SHAREHOLDERS DEFICIT AND THE SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES TO REFER TO THE ADVANCES PAYABLE AS SUCH AND NOT AS NOTES PAYABLE.

      The disclosure revised in response to the Staff's prior comment 67 has been continued throughout the financial statements. We have amended the statement of shareholders deficit and the supplemental schedule of non-cash activities to refer to the advances payable as such and not as notes payable.

CONSULTING AGREEMENTS

20. WE REISSUE OUR PREVIOUS COMMENT 65, AS THE NOTES TO THE FINANCIAL STATEMENTS WERE NOT AMENDED TO CLARIFY THE AMOUNT OF CONSULTING FEES PAID TO FOREST FINKELSTEIN 2003 WAS $26,666.

      The disclosure in the notes to the financial statements has been revised to clarify the amount of fees paid to Forest Finkestein in 2003.

STOCK OPTIONS AND WARRANTS

21. WE NOTE THE STOCK OPTION PLAN THAT WAS APPROVED IN AUGUST 2004. PLEASE UPDATE THE PLAN DESCRIPTION, IN THE NOTES TO THE FINANCIAL STATEMENTS, TO INCLUDE VESTING REQUIREMENTS AND ANY OTHER RELEVANT TERMS AS PER PARAGRAPH 46 OF SFAS 123. ALSO, IF ANY STOCK OPTIONS WERE ISSUED DURING THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004, PLEASE UPDATE THE DISCLOSURE SO THAT IT IS COMPLIANT WITH PARAGRAPHS 47 AND 48 OF SFAS 123. WITH RESPECT TO OUR PREVIOUS COMMENT 69, WE REITERATE OUR REQUEST FOR YOU TO UPDATE THE NOTES TO THE FINANCIAL STATEMENTS SO THAT THE 2,400,000 WARRANTS ISSUED HAVE THE APPROPRIATE DISCLOSURES AS PER SFAS 123.

      The description of the terms of the Stock Incentive Plan has been updated to state that the vesting period and requirement of the Plan are determined by the administrator at the time of grant. All other relevant terms of the Plan have been disclosed in the footnote in accordance with paragraphs 46 of SFAS 123. As no stock options were issued prior to September 30, 2004 there is no disclosure required under paragraphs 47 and 48 of SFAS 123.

      A sentence has been added as follows:

Securities and Exchange Commission
January 28, 2005
8

      "As of September 30, 2004, no incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights or performance shares had been granted under the Plan."

      The description of the terms of the 2,400,000 warrants has been amended to disclose that the warrants vest immediately. All other disclosures that are important in understanding the effect of the issuance of the warrants on the financial statements are included in the footnote in accordance with paragraph 46 of SFAS 123.

      With regards to paragraphs 47 and 48 of SFAS 123, updates have been made to Footnote 7 of the financial statements. The following sentence was added in the paragraph describing the 2,400,000 warrants:

      "The fair value of each warrant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 200%; risk-free interest rate of 2.34%; and expected life of 2.5 years."

      At the end of Footnote 7 of the financial statements the following paragraph has been added:

                                    "WARRANTS

      The following summarizes the warrant transactions:

                                           Warrants        Weighted-Average
                                           Outstanding     Exercise Price
                                           -----------     ----------------
      Outstanding,

                December 31, 2002 and 2003          --       $     --
                          Granted            2,400,000       $   1.00
                                             ---------

      Outstanding, September 30, 2004        2,400,000       $   1.00
                                             ---------

      Exercisable, September 30, 2004        2,400,000       $   1,00
                                             ---------

      The weighted-average fair value of the warrants granted during the nine months ended September 30, 2004 for which the exercise price equals the market price on the grant date was $.88, and the weighted-average exercise price was $1.00. No warrants were granted during the nine months ended September 30, 2004 for which the exercise price was less than or greater than the market price on the grant date. The weighted-average remaining contractual life of the warrants as of September 30, 2004 is two years."

GENERAL

22.   PLEASE NOTE THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

      Noted.

23. A CURRENTLY DATED CONSENT OF THE INDEPENDENT PUBLIC ACCOUNTANT SHOULD BE PROVIDED IN ALL AMENDMENTS TO THE REGISTRATION STATEMENT.

      Noted.

Securities and Exchange Commission
January 28, 2005
9

EXHIBITS

24. THE CONFIDENTIAL TREATMENT REQUEST FOR PORTIONS OF EXHIBIT 10.18 HAS BEEN RECEIVED. WE ARE IN THE PROCESS OF REVIEWING THE REQUEST AND COMMENTS WILL BE FORTHCOMING SEPARATELY.

      Noted.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                     Very truly yours,
                                                     Richardson & Patel LLP

                                                     /s/ Dorothy B. Vinski

                                                     Dorothy B. Vinski, Esq.

Enclosures

cc:        Mr. Alan Finkelstein
           Mr. Bennet Lientz, Jr.
           Nimish Patel, Esq.